UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2014.

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Partners LP on October 30, 2014 relating to its results for the three month period ended September 30, 2014 and the related financial report and the amendment to the First Amended and Restated Agreement of Limited Partnership are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 30, 2014

99.2	Financial Report for the Three and Nine Month Periods Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Combined and Consolidated Financial Statements

99.3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 30, 2014

GASLOG PARTNERS LP

	by	/s/ Andrew Orekar
		Name:	Andrew Orekar
		Title:	Chief Executive Officer
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